SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*



                       General Surgical Innovations, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0003710131
--------------------------------------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)








                                Page 1 of 4 Pages

--------------------------------------------------------                     ---------------------------------------
CUSIP NO. 0003710131                                            13 G                   Page 2 of 4 Pages
--------------------------------------------------------                     ---------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSONS
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     Thomas Fogarty, M.D. ("Fogarty")
                     Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)  [ ]         (b) [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------

4           CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen
----------- --------------------------------------------------------------------------------------------------------

         NUMBER OF SHARES           5        SOLE VOTING POWER
           BENEFICIALLY                      1,860,013 shares, of which 27,454 are shares issuable upon exercise
  OWNED BY EACH REPORTING PERSON             of a stock option.
               WITH
                                    -------- -----------------------------------------------------------------------

                                    6        SHARED VOTING POWER
                                             256,270  shares,  of which 209,184 are directly  owned by Three Arch
                                             Partners,  L.P.("TAP")  and 47,086 are directly  owned by Three Arch
                                             Associates, L.P. ("TAA"). Fogarty is a general partner of Three Arch
                                             Management  Partners,  L.P. ("TAM"),  the general partner of TAP and
                                             TAA, and may be deemed to have shared power to vote these shares.

                                    -------- -----------------------------------------------------------------------

                                    7        SOLE DISPOSITIVE POWER
                                             1,860,013  shares, of which 27,454 are shares issuable upon exercise of a stock option.

                                    -------- -----------------------------------------------------------------------

                                    8        SHARED DISPOSITIVE POWER
                                             256,270  shares,  of which  209,184  are  directly  owned by TAP and
                                             47,086 are directly  owned by TAA.  Fogarty is a general  partner of
                                             TAM,  the general  partner of TAP and TAA, and may be deemed to have shared power to dispose of these shares.

----------------------------------- -------- -----------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                                                       2,116,283
----------- --------------------------------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                                                   [ ]

----------- --------------------------------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                   16.04%
----------- --------------------------------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*
                                                                                                   IN
----------- --------------------------------------------------------------------------------------------------------

                                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


                  This statement amends and restates the Statement on 13(G) (the "Original Statement") filed by Three Arch Partners, L.P., a Delaware limited partnership ("TAP"), Three Arch Associates, L.P., a Delaware limited partnership ("TAA"), Three Arch Management, L.P., a Delaware limited partnership ("TAM"), Mark Wan ("Wan"), Wilf Jaeger ("Jaeger") and Thomas Fogarty, M.D. ("Fogarty") (collectively the "Reporting Persons"). Only those items as to which there has been a change are included in this Amendment.

ITEM 4.           OWNERSHIP:

                  The following information with respect to the ownership of the Common Stock of the issuer by the person filing this Statement is provided as of December 31, 1997:

            (a)   Amount beneficially owned:

                  See Row 9 of cover page for the Reporting Person.

            (b)   Percent of Class:

                  See Row 11 of cover page for the Reporting Person.

            (c)   Number of shares as to which such person has:

                          (i) Sole power to vote or to direct the vote:

                              See Row 5 of cover page for the Reporting Person.

                         (ii) Shared power to vote or to direct the vote:

                              See Row 6 of cover page for the Reporting Person.

                        (iii) Sole power to dispose or to direct the
                              disposition of:

                              See Row 7 of cover page for the Reporting Person.

                         (iv) Shared power to dispose or to direct the
                              disposition of:

                              See Row 8 of cover page for the Reporting Person.

                                                               Page 4 of 4 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998



                                  /s/ Mark Wan
                                  ----------------------------------------------
                                  Mark Wan, individually and on behalf of TAP in his capacity as a general partner of TAM, the general partner of TAP, and on behalf of TAA in his capacity as a general partner of TAM, the general partner of TAA, and on behalf of TAM in his capacity as a general partner thereof.



                                   /s/ Wilf Jaeger
                                  ----------------------------------------------
                                   Wilf Jaeger



                                  /s/ Thomas Fogarty, M.D.
                                  ----------------------------------------------
                                  Thomas Fogarty, M.D.